SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )
ADAGIO THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00534A102
(CUSIP Number)
Christopher Cox
Population Health Partners, L.P.
1200 Morris Turnpike, Suite 3005
Short Hills, NJ 07078
(212) 993-3113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Population Health Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by PH III (as defined in Item 2(a) below). PH III GP (as defined in Item 2(a) below) is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)
Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in its annual report on Form 10-K filed with the United States Securities and Exchange Commission (the “Commission”) on March 31, 2022 (the “Form 10-K”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Population Health Equity Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
All shares are held of record by PH III. PH III GP is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Population Health Equity Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by PH VII (as defined in Item 2(a) below). PH VII GP (as defined in Item 2(a) below) is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Population Health Equity Partners VII GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
All shares are held of record by PH VII. PH VII GP is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Clive Meanwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,858 Shares of Common Stock (1)
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 521,858 Shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,680 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSON Christopher Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,822 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .62% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

Item 1.     Security and Issuer.
This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Adagio Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1601 Trapelo Road, Suite 178, Waltham, Massachusetts 02451.
Item 2.     Identity and Background.
(a) This Statement is being filed by Population Health Equity Partners III, L.P. (“PH III”), Population Health Equity Partners III GP, LLC (“PH III GP”), Population Health Equity Partners VII, L.P. (“PH VII”), Population Health Equity Partners VII GP, LLC (“PH VII GP”, and together with PH III, PH III GP and PH VII, the “Reporting Entities”), Clive Meanwell (“Meanwell”) and Christopher Cox (“Cox” and together with Meanwell, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is c/o Population Health Partners, L.P., 1200 Morris Turnpike, Suite 3005, Short Hills, New Jersey 07078.
(c) PHIII and PHVII are each a venture capital investment entity. PH III GP is the general partner of PH III. PH VII GP is the general partner of PH VII. Each Reporting Individual is engaged through PH III and PH VII in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are the managing members of both PH III GP and PH VII GP.
(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons is, or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) PH III and PH VII are limited partnerships organized under the laws of the State of Delaware. PH III GP and PH VII GP are limited liability companies organized under the laws of the State of Delaware. Meanwell is a citizen of the United Kingdom. Cox is a citizen of the United States of America.
Item 3.     Source and Amount of Funds or Other Consideration.
In October 2020, PH III purchased 176,304 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $9,999,962.88.
In April 2021, PH VII purchased an aggregate of 64,032 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $4,999,988.66.
On August 10, 2021, effective upon the closing of the Issuer’s initial public offering of its Common Stock, each share of the Issuer’s preferred stock automatically converted into 5 shares of the Issuer’s Common Stock for no consideration, which resulted in PH III holding 881,520 shares of Common Stock and PH VII holding 320,160 shares of Common Stock.
On March 9, 2022, PH III distributed 521,858 shares of Common Stock to Clive Meanwell in accordance with his pro rata ownership interest in PH III.
All shares of the capital stock of the Issuer purchased by PH III have been purchased using investment funds provided to PH III by its limited partner investors. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.
All shares of the capital stock of the Issuer purchased by PH VII have been purchased using investment funds provided to PH VII by its limited partner investors. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 00534A102	13D

Item 4.     Purpose of Transaction.
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the outcome of any discussions and director nominations referenced in this Item 4, the price and availability of shares of Common Stock or other securities of the Issuer, actions taken by the Issuer’s board of directors (the “Board”), subsequent developments affecting the Issuer, the Issuer’s financial position, strategic direction, business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, increasing or decreasing the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.
The Reporting Persons further expect to engage in discussions with the Issuer and the Issuer’s management and Board, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and Board composition and the future of the Issuer, including without limitation with respect to the matters set forth below.
On March 28, 2022, Mithril II LP (“Mithril II”), in accordance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer its formal notice of intent (the “Notice”) to nominate candidates for election to the Issuer’s Board at the 2022 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2022 Annual Meeting”).  The Notice stated that, at the 2022 Annual Meeting, Mithril II, in its capacity as a stockholder of record of the Issuer, intends to nominate for election as Class I directors of the Issuer, Reporting Person Mr. Clive A. Meanwell, M.B, Ch.B., M.D., Mr. Marc Elia and Ms. Tamsin Berry (each a “Nominee” and, collectively, the “Nominees”). In the Notice, Mithril II also reserved the right to withdraw and/or make substitutions for one or more Nominees.
Also on March 28, 2022, certain of the Reporting Persons and Mithril II, M28, Polaris and Adimab, LLC (each as defined below) reached an agreement to vote all of their respective shares of the Issuer’s Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting.
Other than as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
The information set forth in Item 5(a), Item 5(b) and Item 6 is incorporated herein by reference.

CUSIP No. 00534A102	13D

Item 5.     Interest in Securities of the Issuer.
(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for (i) the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition and (ii) the aggregate number of shares of Common Stock and percentages of Common Stock beneficially owned by the Reporting Persons, and Item 2 above.
On March 28, 2022, PH III, PH VII, Clive Meanwell and (i) Mithril II, (ii) M28 Capital Management LP (together with certain of its affiliates, “M28”), (iii) Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P., Polaris Venture Partners Founders’ Fund V, L.P., Polaris Venture Partners Special Founders’ Fund V, L.P., Polaris Partners IX, L.P. and Polaris Healthcare Technology Opportunities Fund, L.P. (collectively, “Polaris”) and (iv) Adimab, LLC (collectively, the “Stockholders”) orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer, which agreement was subsequently memorialized, also on March 28, 2022, in an email circulated among representatives of such persons (the “Email Agreement”).  The Email Agreement provides that each such person will vote its shares of Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting. By virtue of the Email Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Act) comprised of the Stockholders. The foregoing summary of the Email Agreement is not complete and is qualified in its entirety by the full text of the Email Agreement, the form of which is included as Exhibit 2 hereto by reference to Exhibit 6 to the Schedule 13D/A filed by Mithril II with the Commission on March 30, 2022 and is incorporated herein by reference.
Each of the Stockholders and certain of their affiliates are filing a separate Schedule 13D (or as applicable, a Schedule 13D amendment) under the Act containing the required information with respect to such persons, including reporting the interests in Common Stock that such persons may be deemed to beneficially own. None of the Reporting Persons assumes any responsibility for the information contained in the Schedule 13Ds or Schedule 13D amendments filed by such other persons.
Based in part on information provided by or on behalf of such other persons, the Stockholders may be deemed to beneficially own in the aggregate 54,061,113 shares of Common Stock, representing 49.3% of the outstanding shares of Common Stock (based on 109,675,173 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-K filed with the Commission on March 31, 2022).  The Reporting Persons expressly disclaim beneficial ownership over any Common Stock that they may be deemed to beneficially own solely by reason of the Email Agreement reached among the Stockholders, and beneficial ownership of any securities of the Issuer other than those reported in this Statement.
(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.
(d) None.
(e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 3, Item 4, Item 5(a) and Item 5(b) of this Statement and Exhibit 6 to the Schedule 13D/A filed by Mithril II with the Commission on March 30, 2022 is incorporated herein by reference.
Except for the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.     Material to be Filed as Exhibits.
Exhibit 1:     Joint Filing Agreement, dated April 6, 2022, by and among the Reporting Persons (filed herewith).
Exhibit 2:     Email Agreement (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by Mithril II with the Commission on March 30, 2022).

CUSIP No. 00534A102	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

Population Health Equity Partners III, L.P.

By:	Population Health Equity Partners III GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners III GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners VII, L.P.

By:	Population Health Equity Partners VII GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Healthy Equity Partners VII GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

/s/ Clive Meanwell
Clive Meanwell

/s/ Christopher Cox
Christopher Cox